EXHIBIT 99

TXU ENERGY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2005
(millions of dollars)
Operating revenues	$8,341

Costs and expenses:
Cost of energy sold and delivery fees	5,067
Operating costs	690
Depreciation and amortization	331
Selling, general and administrative expenses	633
Franchise and revenue-based taxes	117
Other income	(111)
Other deductions	591
Interest income	(39)
Interest expense and related charges	365

Total costs and expenses	7,644

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	697

Income tax expense	202

Income from continuing operations before cumulative effect of changes in accounting principles	495

Loss from discontinued operations, net of tax benefit	(33)

Cumulative effect of changes in accounting principles, net of tax effect	4

Net income	$466